Attachment to Form 4


Name of designated filer:                       Mafco Holdings Inc.

Name of joint filer***:                         PX Holding Corporation

Address of joint filers:                        35 East 62nd Street
                                                New York, NY 10021

Issuer Name and Ticker or
Trading Symbol:                                 Panavision Inc. (PVIS.OB)


*** Mafco Holdings Inc., a Delaware corporation ("Mafco"), beneficially owns 100% of the common stock of PX Holding Corporation, a Delaware corporation ("PX Holding"). PX Holding has beneficial ownership of the securities described in Table I.

**** On January 16, 2004, Panavision Inc., a Delaware corporation (the "Company"), Mafco, MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of Mafco, and PX Holding entered into a letter agreement pursuant to which, among other things, the Company issued to PX Holding, and PX Holding acquired, 42,399 shares of Series D Cumulative Pay-In-Kind Preferred Stock, par value $0.01 per share, in exchange for (i) $23,000,000 in cash, (ii) the retirement of all amounts due and owing by, and release of all liabilities of, the Company to Holdings (such amount, as of January 16, 2004, being approximately $10,180,930.07 (which amount included principal and accrued and unpaid interest)) under, and the termination of, the Amended and Restated Line of Credit Agreement, dated as of August 13, 2003, between Holdings and the Company, (iii) 33.3 shares of common stock, no par value, of PANY Rental Inc., a New York corporation ("PANY Rental"), having a fair market value of $700,000,(iv) the retirement of all amounts due and owing by, and release of all liabilities of, PANY Rental to PX Holding (such amount, as of January 16, 2004, being approximately $713,692.87 (which amount included principal and accrued and unpaid interest)) under, and the termination of, the promissory note originally in the principal amount of $900,000 and, as of January 16, 2004, in the principal amount of $630,779.80, dated as of May 31, 1994, issued by PANY Rental to Silo Capital Corp. and subsequently acquired by PX Holding, on which, as of January 16, 2004, there was approximately $82,913.07 of accrued and unpaid interest, (v) the retirement of all amounts due and owing by, and release of all liabilities of, the Company to Mafco (such amount, as of January 16, 2004, being approximately $7,804,479.02 (which amount included principal and accrued and unpaid interest)) under, and the termination of, the promissory note in the principal amount of $6,700,000, dated as of July 1, 2002, issued by the Company to M & F Worldwide Corp. and subsequently acquired by Mafco, on which, as of January 16, 2004, there was approximately $1,104,479.02 of accrued and unpaid interest.



                                                MAFCO HOLDINGS INC.
                                                PX HOLDING CORPORATION



                                                By:     /s/ Barry F. Schwartz
                                                        ------------------------
                                                Name:   Barry F. Schwartz
                                                Title:  Executive Vice President
                                                        and General Counsel